Exhibit 99.2

Baozun Announces Management Change

SHANGHAI, China, November 21, 2018 -- Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced that Mr. Robin Lu has been appointed as Chief Financial Officer, effective November 30, 2018. Mr. Lu will succeed Mr. Beck Chen, who will leave the Company to pursue other opportunities. Mr. Chen will continue to work until November 30, 2018 to ensure a smooth transition.

Before joining Baozun, Mr. Lu served as Chief Financial Officer of LightInTheBox Holding Co., Ltd. (NYSE: LITB) from 2014 to 2018. Prior to that, Mr. Lu was Chief Financial Officer and an Executive Director of A8 Digital Music Holdings Ltd (00800.HK) from 2011 to 2014. Mr. Lu also served as a Director of Duomi Music Corporation from 2011 to 2014. From 2008 to 2010, Mr. Lu worked for Anaren, Inc as a division controller. Prior to Anaren, Mr. Lu was an Executive Director at Janney & Lee Investment LLC. Robin has also held various financial management positions at China Network Communication Co., Ltd. (which was acquired by China Unicom), Dell Inc., and China International Trust and Investment Corporation (currently known as CITIC Group). Mr. Lu received his bachelor’s degree in automotive engineering from Tsinghua University in 1992 and his MBA degree in operations and finance from Ohio State University in 2000.

“I would like to thank Beck for his many years of dedication to Baozun,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “His financial expertise was instrumental in building Baozun into what it is today. I wish him all the best in his future endeavors. I would also like to warmly welcome Robin on board. Robin has extensive leadership experience in financial management and capital markets. I look forward to working closely together and am confident he will greatly benefit Baozun.”

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Ellen Chiu

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com